March 2, 2006 Confidential For Use of the Commission Only via EDGAR and Federal Express	Randall B. Schai Randall.schai@hellerehrman.com Direct (415) 772-6970 Main (415) 772-6000 Fax (415) 772-6268 37122-0003

Securities and Exchange Commission

Division of Corporation Finance/AD10

100 F Street, NE

Washington, DC 20549-6010

ATTENTION: Mr. Tim Buchmiller

RE:	Nextest Systems Corporation
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-130100

Dear Mr. Buchmiller:

On behalf of Nextest Systems Corporation (“Nextest”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter dated March 1, 2006 in connection with the filing of the above-referenced registration statement (the “Registration Statement”). Nextest is concurrently filing Amendment No. 3 to the Registration Statement (the “Amendment”).

For your convenience, we are sending a copy of this letter and the Amendment in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the Amendment No. 2 to the Registration Statement, and will forward a courtesy package of these documents to our examiner, Tim Buchmiller.

The responses below correspond to the paragraph numbers of the Staff’s letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

Prospectus Summary, page 1

1.	We note from your revised disclosure in response to comment 5 that you have deleted the reference to and the data from the Gartner report as it relates the growth of the general ATE systems market. It appears that this information relates directly to your business. Explain to us why you believe it is not material to your investors. Also, expand the disclosure to more clearly describe the correlation between flash bit growth, which you quantify, and future ATE demand, which you do not quantify, rather than simply stating that there “is not a one-to-one correlation.”

In response to the Staff’s comments, the Company revises its disclosure on pages 1 and 47 of the Amendment by adding the following: “According to Gartner, the market for ATE was $4.8 billion

Heller Ehrman White & McAuliffe LLP 333 Bush Street San Francisco, CA 94104-2878 www.hewm.com

Anchorage         Beijing        Hong Kong        Los Angeles        Madison, WI        New York        San  Diego    San Francisco    Seattle

Silicon Valley        Singapore        Washington, D.C.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission March 2, 2006 Page 2

in 2004 and is forecast to grow to $7.1 billion in 2008. This represents a compound annual growth rate of 10.4%.”

The Company further advises the Staff that it did not use the Gartner forecast for ATE growth subsequent to 2008, i.e., during 2009 and 2010 (the “ATE Gartner Forecasts”), because the Company is unable to reconcile the ATE Gartner Forecast with the Gartner forecast for flash bit memory growth for the periods 2009 and 2010. The Company notes that the ATE Gartner Forecast predicts a significant slowdown in this market during 2009 and 2010 while, at the same time, the Gartner forecast for the flash bit memory market predicts continued exponential growth. The Company is unable to reconcile the variance between the two growth numbers because exponential growth in the flash bit memory market requires, as a practical reality, growth in the ATE market so as to be able to maintain the manufacturing throughput necessary to permit the predicted expansion in the flash bit memory market. Simply put, an expansion in the production of flash bit memory requires additional test capabilities or significant production constraints will occur. To the Company’s knowledge, no other market data is available to validate or disaffirm either of the 2009 or 2010 ATE Gartner Forecasts. The Company accordingly believes that the 2009 and 2010 ATE Gartner Forecasts discussed above are neither relevant nor accurate.

In addition, the Company advises the Staff that it believes that flash memory megabyte growth is a good indicator of future demand for flash ATE because the test time for a given chip is roughly proportional to the number of bits on that chip. Unfortunately, many factors affect the relationship between bits and the amount of ATE required for test, making it impossible to derive an accurate mathematical relationship between bits and the amount of ATE required. The Company believes that the additional ATE growth disclosure (as provided above) being added to the Amendment will ensure that the correlation between flash memory megabyte growth and ATE growth will be more apparent to prospective investors.

2.	We note your statement that the flash memory market is expected to grow at a compound annual growth rate of 107.3% over the 2004 to 2010 time period, and your belief that “flash memory megabyte growth is a good indicator of future demand for flash ATE, and a better indicator than flash memory growth measured in either dollar or unit terms, because the number of ATE systems required for flash memory test depends most directly on the number of megabytes produced.” We also note from the Gartner report you provided that over the same time period, the total worldwide market for automated test equipment in general is expected to decrease from approximately $4.8 billion in 2004 to approximately $3.85 billion in 2010, or an approximately negative 3.6% compound annual growth rate. As such, and with a view towards revised disclosure, please explain to us the basis for your belief that “flash memory megabyte growth is a good indicator of future demand for flash ATE.” If the projected growth rate for flash ATE would be material to your investors, and you have reliable industry data, you should include information with respect to the flash ATE market in your prospectus.

In response to the Staff’s comments, the Company advises the Staff that it believes that flash memory megabyte growth is a good indicator of future demand for flash ATE because prevailing engineering principles provide that the test time for a chip is roughly proportional to the number of

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission March 2, 2006 Page 3

bits on that chip. The expected growth in demand for flash memory increases the number of flash chips being built which, in turn, drives existing manufacturers—such as Samsung, Hynix, and SanDisk—to increase the amount of ATE they need to purchase. In addition to the increasing number of flash chips being built, flash memories are growing rapidly in size to include larger numbers of bits. Testing requires writing to each chip’s memory, reading the chip, and erasing the test data. The more bits there are on each chip, the longer it takes to perform these testing functions. So not only are there more chips being manufactured each year, but a longer time to test on a per-chip basis, yielding a multiple effect on tester requirements.

However, many factors affect the relationship between bits and the amount of ATE required, making it impossible to derive an accurate mathematical relationship between bits and the amount of ATE. Unfortunately, the Company is not aware of any industry data with respect to the flash ATE market. Furthermore, the ATE market data used in the Amendment includes all ATE, memory and not, with memory sector including both flash and DRAM. For those reasons, and for the reasons indicated in the Company’s response to the first comment, the Company believes that there is not a more straightforward correlation between ATE growth data and flash memory megabyte growth data. Were the ATE flash memory data available, the Company believes that a more direct correlation would have been evident. However, with the ATE growth and flash memory megabyte growth data provided in the Amendment, the Company believes that an investor will be able to understand the relevant market for the Company and its expected growth.

3.	We have reviewed your response to comment 6 in your letter dated February 23, 2006 and your revised disclosure on page 48. We still note, however, your response to comment 4 in your letter dated January 27, 2006, where you indicated that “once [the Company’s] ships its ATE systems to customers, the systems are outside of its control, and the Company often has only very limited visibility as to how they are used.” Similarly, in your response to comment 3 in your letter dated January 27, 2006, your indicated that “the Company is not aware of how its customers use its ATE systems.” Given those prior responses, it is unclear what support you have for statements made in your prospectus with respect to the use of your products, including the following statements:

(Page 1): Our ATE systems are also used to test other high growth, high volume integrated circuits, or ICs, such as microcontrollers, smart cards, and field programmable logic devices, or FPGAs. In addition to their use in high volume manufacturing, our highly flexible ATE systems are used by engineers to validate and characterize the performance of ICs during the design process. Our systems are predominantly used by our customers to test semiconductors that are used in a wide range of high growth consumer products, including flash-based portable music players, cellular phones, digital cameras and USB flash drives.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission March 2, 2006 Page 4

(Page 1): Our products are used to test both the NAND and NOR types of flash memory.

(Page 11): Our products are used by our customer to develop, test and manufacture their new, as well as current, products.

(Page 48): Our products are used to test flash memory that is used in iPod® nano.

(Page 53): Our ATE systems are used by IDMs, PATs, wafer fabrication foundries and fabless semiconductor companies for validation and characterization during the IC R&D process and for probe test, final test, quality assurance, yield improvement and reliability and failure analysis during the IC manufacturing process.

(Page 53): For example, Magnum configurations with 2,560 and 2,048 pins have been installed by major manufacturers of flash memory to simultaneously test 320 and 256 NAND flash devices, respectively.

(Page 54): The Maverick is used throughout the IC design and manufacturing process, including R&D, manufacturing and quality assurance.

Please either tell us what support you have for the above and similar statement in your prospectus, or revise your disclosures appropriate.

In response to the Staff’s comment, the Company notes that, while it has only very limited visibility with respect to the end use of ICs tested by its ATE, the Company has some indications as to the initial use of its ATE. Typically, the Company would assist its customers with initial application, helping them to put the system into use in production, R&D and/or other uses. However, once the product is initialized for the requested purpose—because the Company’s products are highly scalable and versatile—they can be reconfigured and used by the customer to test different ICs which then can end up in a variety of end products.

With respect to the specific statements in the Amendment, the Company notes that:

(Page 1) The Company understands that its ATE products are used to test microcontrollers because its customers, such as Atmel and Microchip, test microcontrollers; smart cards because its customers, such as Atmel and Samsung, test smart cards; and FPGAs because its customers, such as Lattice, test FPGAs. The Company also knows that SanDisk, Samsung, Hynix and Atmel are each using the Company’s ATE in high-volume manufacturing. Further, Intel, Micron and Spansion are each using

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission March 2, 2006 Page 5

the Company’s ATE in the characterization process. Finally, the following customers are using the Company’s ATE to test ICs for the following consumer products:

Flash-based portable music players:	Apple’s iPod® nano, SanDisk
Cellular Phones:	SanDisk miniSD, microSD, and TransFlash cards
Digital Cameras:	SanDisk – Compact Flash & SD cards and Memory Sticks
USB Flash Drives:	SanDisk Cruzer

(Page 1) (NAND and NOR):

The Company understands that SanDisk, Samsung and Hynix all use the Company’s ATE to test NAND type flash memory. The Company also understands that Atmel, Intel, Spansion and Micron use the Company’s ATE to test NOR type flash memory.

(Page 11): The Company understands that Atmel uses the Company’s ATE to develop and characterize new memory and microcontroller chips. The Company also understands that Samsung’s newest flash is characterized and manufactured using the Company’s ATE. Further, the Company understands that 16 and 32 gigabit NAND flash were and are being developed by Samsung using the Company’s ATE. Finally, the Company understands that Samsung, Atmel, SanDisk and Maxim use the Company’s ATE to test their current product array.

(Page 48): The Company revises its disclosure with respect to the iPod® nano as noted in response four below.

(Page 53): The Company notes that the following IDMs, PATs, wafer fabrication foundries and fabless semiconductors are among the Company’s ATE customers:

IDMs:	Samsung, Hynix, Atmel
PATs:	Amkor, Stats/Chippac, NS Electronics, OSE, SPIL
Wafer Fabrication Foundries:	SMIC, ZMD
Fabless Semiconductor:	Xilinx, Lattice

The following customers use the Company’s ATE for:

Probe Test:	Atmel, Maxim
Final Test:	SanDisk, Samsung, Hynix
Quality Assurance:	Atmel, Samsung, Hynix
Yield Improvement:	Texas Instruments
Reliability:	SanDisk, Micron, Atmel
Failure Analysis:	Intel, Spansion, Atmel, Micron

(Page 53): The following customers have installed the Company’s Magnum configurations with 2,560 and 2,048 pins to simultaneously test 320 and 256 NAND flash devices:

Magnum 2560:	SanDisk, Hynix use Magnum 2560
Magnum 2048:	Samsung uses Magnum 2048

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission March 2, 2006 Page 6

(Page 54): The following customers use the Company’s Maverick product in R&D, manufacturing and quality assurance:

R&D:	Intel, Micron, Spansion, Samsung
Manufacturing:	Samsung, SanDisk, Hynix, Atmel, Maxim
Quality Assurance:	Atmel, Samsung, Hynix

Industry Background, page 46

4.	We note that in response to our prior comment 7 you have added the following disclosure on page 48: “We are not able to determine how much of our net revenue is derived from this use of our equipment.” If you have reason to believe that the amount of net revenue derived from the use of your equipment in connection with the testing of the flash memory that is used in the iPod nano is immaterial, please revise your disclosure to make that clarification.

In response to the Staff’s comments, the Company revises its disclosure on page 48 of the Amendment by adding the following statement: “As of December 31, 2005 we have not derived a significant amount of net revenue from the test of flash memory that is used in the iPod® nano.”

Principal and Selling Stockholders, page 71

5.	We note from footnotes (3) and (5) that the related selling stockholders “could be considered underwriters in the offering.” Please revise your disclosure to explicitly state that each such selling stockholder is an underwriter in the offering.

In response to the Staff’s comments, the Company revises its disclosure on page 72 of the Amendment.

Please contact the undersigned at (415) 772-6970 if you have any questions regarding the Amendment or the responses to the Staff’s comment letter.

Very truly yours,

/s/ Randall B. Schai
Randall B. Schai